Exhibit 99.1 Press release

WiLAN Subsidiary Signs License Agreement with Powerchip

OTTAWA, Canada – December 20, 2018 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), today announced that WiLAN’s wholly‑owned subsidiary, Polaris Innovations Limited (“Polaris”), has granted a term license for certain patents owned by Polaris to Powerchip Technology Corporation (“Powerchip”).

The licensed patents relate to Dynamic Random Access Memory (DRAM) and semiconductor process technologies and are part of the portfolio that Polaris acquired from Infineon Technologies in June 2015.

“The Polaris Program has made good progress in 2018, with licenses granted to several companies this year in the areas of DRAM, memory interface and semiconductor process technologies,” said Keaton Parekh, WiLAN President and CEO.  “Polaris is one of WiLAN’s important licensing programs, especially considering the portfolio’s strength, its broad applicability and sheer size.  These are the types of portfolios that help establish revenue stability for WiLAN.”

Powerchip is a world-class semiconductor company that has become one of the few top professional wafer foundry manufacturers in the world to have both memory and logic technology in fields such as DRAM, Flash, LCD drive IC, Power Management Chip, CMOS Image Sensor Chip, as well as integrated memory chips. Powerchip is headquartered in Hsinchu, Taiwan.

The consideration paid by Powerchip to Polaris and all other terms of the license agreement are confidential.

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and WiLAN in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and WiLAN believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ

Press release

materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF").  Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or WiLAN’s forward-looking statements. Neither Quarterhill nor WiLAN has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

T: 613.688.1693

E: ir@quarterhill.com